UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 28, 2019
(Date of earliest event reported)

RED OAK CAPITAL FUND II, LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3269349
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 211
Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

ITEM 1. FUNDAMENTAL CHANGE

On June 28, 2019, Red Oak Capital Fund, II, LLC, a Delaware limited liability company (“we,” “us,” “our,” or the “Company”), executed a Commercial Loan Agreement (the “Loan Agreement”) pursuant to which the Company, as the lender, provided a $4,840,000 senior secured loan (the “Loan”) to Bravicci, LLC, a Missouri limited liability company (the “Borrower”).

The Loan is evidenced by a Commercial Promissory Note executed by the Borrower in favor of the Company in the principal amount of $4,840,000 (the “Note”). The Loan carries a fixed interest rate of eleven percent (11.0%) during the term of the Loan and will mature, and is payable, on June 28, 2020. The Borrower may extend the term of the Loan for two six-month periods, subject to certain conditions, including payment by the Borrower of 1.0% of the then outstanding and unpaid principal amount under the Loan at the time of exercise of each extension and an increase of 0.5% in the interest rate of the Loan for the term of each extension. The Loan is prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the Loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the Loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance. There is no penalty for prepayments made within six (6) months of the maturity date.

The Loan Agreement includes customary representations, warranties, covenants and terms and conditions for transactions of this type, including a minimum debt service coverage ratio, limitations on incurrence of debt, liens and asset sales and dispositions, covenants to preserve corporate existence and comply with laws, covenants on the application of proceeds of the Loan and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, sale or other disposition of a substantial portion of assets and failure to pay other outstanding debt. The occurrence of an event of default under the Loan Agreement could result in the Loan becoming immediately due and payable.

The Loan is secured by all property of the Borrower in the possession of the Company, including the capital reserve account established pursuant to the terms of the Loan Agreement, all real property held in the name of the Borrower or in which the Borrower has an interest, all securities or other property belonging to the Borrower held by the Company and all deposits and other sums due from the Company to the Borrower. The Loan may also be secured by any mortgage, security agreement, pledge, assignment or other agreement executed by the Borrower for the benefit of the Company in the future.

The Loan proceeds will be used by the Borrower to fund the acquisition of an operating parking lot facility located in Kansas City, Missouri (the “Property”) in order to build a hotel on a nearby land parcel.

The foregoing is a summary of the Loan Agreement and the Note and is qualified in its entirety by reference to the complete text of the Loan Agreement and the Note, which are filed by the Company as Exhibits 6.1 and 6.2, respectively, to this Current Report on Form 1-U and are incorporated by reference into this Item 1.

ITEM 9. OTHER EVENTS

Exhibits

Exhibit No.	Description of Exhibit

6.1	Commercial Loan Agreement, dated June 28, 2019, by and between Bravicci, LLC and Red Oak Capital Fund II, LLC

6.2	Commercial Promissory Note, dated June 28, 2019, issued by Bravicci, LLC in favor of Red Oak Capital Fund II, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund, II, LLC,
a Delaware limited liability company

By:	/s/ Jason Anderson
Name:	Jason Anderson
Its:	Chief Financial Officer of the Sole Member of the Manager
(Principal Financial Officer and Principal Accounting Officer)
Date:	July 3, 2019

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Commercial Loan Agreement, dated June 28, 2019, by and between Bravicci, LLC and Red Oak Capital Fund II, LLC

6.2	Commercial Promissory Note, dated June 28, 2019, issued by Bravicci, LLC in favor of Red Oak Capital Fund II, LLC

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